SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 1-14948

Toyota Motor Corporation
(Translation of Registrant's Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Materials Contained in this Report:

I.	English translation of a Report on Bulk Holding (Amendment No.1), as filed by the registrant with the Director of the Tokai Local Finance Bureau on December 4, 2009.

II.	English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on December 18, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Takuo Sasaki
	Name:	Takuo Sasaki
	Title:	Managing Officer

Date:  December 24, 2009